UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2019

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K is incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On December 12, 2019, Check-Cap Ltd. (the "Company") announced the results of its 2019 Annual General Meeting of Shareholders (the "Meeting") held on December 12, 2019, at the Company's offices located at Check-Cap Building, 29 Aba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

At the Meeting, the Company's shareholders duly approved and adopted the following proposals:

1.          To re-elect all five directors to serve as members of the Company Board of Directors, until Company’s next annual general meeting of shareholders;

2.          To approve the remuneration to be paid to each of the directors;

3.          To approve a one-time award of equity-based compensation, consisting of restricted stock units and options, to each of the director nominees;

4.          To approve a one-time award of equity-based compensation, consisting of performance-based restricted stock units and options, to Alex Ovadia, the Company’s Chief Executive Officer;

5.          To approve an increase of the Company’s authorized and registered share capital by NIS 144,000,000 and to amend the Company’s Articles of Association accordingly;

6.          To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors, with respect to the maximum aggregate annual premium and maximum aggregate deductible payable for directors’ and officers’ liability insurance;

7.          To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditor for the year ending December 31, 2019 and for such additional period until Company’s next annual general meeting;

All the foregoing proposals were fully described in the Company's Proxy Statement for the Meeting, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on October 23, 2019. Only shareholders of record at the close of business on October 29, 2019 were entitled to vote at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: December 12, 2019		Title: Chief Executive Officer